82-1209

[redacted]

08003326

GGL DIAMOND CORP.

RECEIVED

2008 JUN 18 P 12:27

SUPPL

**NEWS RELEASE**

June 12, 2008

# Airborne geophysical PGB survey completed; drill target selection begins

**VANCOUVER, British Columbia, Canada – Raymond A. Hrkac, President and CEO of GGL Diamond Corp. (TSX-V: GGL) is pleased to provide an update on the Company's current exploration activities and plans:**

**On behalf of GGL, Geotech Ltd. (Aurora, Ontario) has completed a VTEM (Versatile time-domain electromagnetics (EM)) and magnetic survey, flying a total of 8,701 km over GGL's Providence Greenstone Belt (PGB) project area in the Northwest Territories (NT). Geotech was contracted to provide both their off-time and B-field EM data to allow for the best possible mapping of targets of high conductance.**

**GGL geologists and Condor Consulting Inc. (Lakewood, Colorado) are now assessing the preliminary data. At this stage, a number of new high conductance zones have been identified and are being prioritized for field follow-up. Initial field examination of the higher priority features will begin this month.**

**One of the new high priority conductive zones has been designated as "61W". This feature consists of a strong EM conductor hosted within a moderate to low magnetic zone. The 61W zone has overall dimensions of 1.4 km (NE) by 0.5 km (NW). Modeling of the parts of the conductor suggests that it is comprised of a number of discrete units some of which are of very high conductance. This area is an extension of areas sampled during the 2007 program, in which ultrabasic rocks were identified as komatiites. The identified komatiites within the Company's PGB project area have geochemical signatures similar to komatiites that host nickel deposits in similar Archean terranes worldwide.** ***(For information and graphics regarding this high priority zone, please go to our web site at http://ggldiamond.ca/index.php?m=projectresearcharts&item=493&chart1457. More information is contained in the presentation made at the AGM on May 23, 2008, which is now available on the web site, at http://ggldiamond.ca/index.php?m=presentation&item=1453.)***

PROCESSED

JUN 20 2008

THOMSON REUTERS

**The independent Qualified Person for the Company for the PGB project is N.C. Carter, PhD., P. Eng., Consulting Geologist.**

**Background**

***In 2006, the Company made a discovery of nickel mineralization in komatiites within an extensive greenstone mineral belt and is taking steps to pinpoint potential sources of nickel, gold, and base metals on this vast 100% GGL-owned property. Our 2008 plans include further mapping and sampling with drilling scheduled for August.***

***In the past several months, the Company has staked additional claims to cover the most prospective portions of the greenstone belt. Greenstone belts throughout the world are known for their potential to host nickel, VMS deposits, gold, and uranium. Given that nickel and other base metals are in demand and commodity prices are attractive, the Company has proceeded with intensive research, exploration and strategic plans related to this discovery.***

***Exploration work to date confirms the potential not only for magmatic nickel associated with komatiites, but also for polymetallic volcanogenic massive sulphide deposits (VMS) and gold within the belt. Although nickel will be the prime focus of our exploration, the model for VMS deposits is well understood and the geology in the area is highly prospective for economic base metal deposits. More work will be directed here as well.***


GGL DIAMOND CORP.

#904-675 West Hastings Street, Vancouver, BC, Canada V6B 1N2

T 604.688.0546 | F 604.688.0378 | Toll Free 1.866.688.0546 | info@ggldiamond.ca | www.ggldiamond.ca


dlo 6/18

GGL DIAMOND CORP.

*"Raymond A. Hrkac"*

Raymond A. Hrkac
President & CEO

*For further information, please contact: Susan de Stein, GGL Diamond Corp.*
*Phone: (604) 688-0546; Email: susan.de.stein@ggldiamond.ca*
*For more information, please check our web site at www.ggldiamond.ca.*

***The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.***

**Forward-Looking Information**

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential" and similar expressions, or that events or conditions "will", "would", "may", "could", "should" or are "subject to" occur. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results may differ materially from those in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. The Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.



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